Filed by Broadscale Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Broadscale Acquisition Corp.

Commission File No. 333-262287

Voltus, Inc.

Interview with SPACInsider

July 13, 2022

CORPORATE PARTICIPANTS

Gregg Dixon – Voltus CEO

Nick Clayton - SPACInsider Author

Marlena Haddad - SPACInsider Author

PRESENTATION

Nick Clayton

Hello and welcome to another SPAC Insider podcast. I’m Nick Clayton. And this week, my colleague Marlena Haddad and I will be speaking with Gregg Dixon, CEO of Voltus. Voltus entered into an $822 million combination agreement with Broadscale Acquisition Corp in December. It runs software that allows customers to manage their distributed energy resources in a way that both monetizes the energy that they have stored and reduces the strain on the wider grid. Gregg discusses how much of the market is already available for these services and how the rest can be tapped into overtime.

We also talk about how crypto mining can make a positive impact on the grid and how markets will change once there is more capacity available from electric cars than there is from power plants. Take a listen.

Gregg, you know, we’ve been watching green energy generation just grow and grow by leaps and bounds over the past few decades. And alongside that has come the need to be more efficient with the energy that’s being produced. When did you just see with distributed energy that managing that redistribution was really going to be a key piece moving forward?

Gregg Dixon

About 20 years ago, in fact, when I was first exposed to some of the facts in this industry that the least expensive kilowatt hour or megawatt hour in electricity markets actually comes from eliminating the consumption of that kilowatt hour. It became very clear that this is a huge opportunity. It’s where innovation and economics can meet and deliver incredible value to consumers, to investors and to the world at large.

Nick Clayton

Great. And meanwhile, talk about the kind of the longer strokes of all of this. But right now we have this geopolitical situation which seems to be making a green energy future even more urgent. And so, just how is the Russia-Ukraine situation changed the landscape for Voltus?

Gregg Dixon

Sure. Well, in the short term, it actually makes it a little more challenging for clean energy technologies because the world recognizes that a significant portion of fossil fuel is at risk. And we’re obviously seeing the effects of that in prices for a barrel of oil or for natural gas. Of course, as those prices rise for fossil fuels, it makes the economics of clean technologies from renewables to distributed energy resources look better and better. And it makes clear that we’re actually significantly behind where we need to be today and in the future. So in the short term, of course, we’re all clamoring for a suppression of the price of fossil fuels that we continue to rely on. In the long term, it has a huge impact on the growth of the clean energy transition.

Marlena Haddad

So in order to achieve the extra complexity and flexibility that Voltus brings to the grid, what technical conditions need to exist on the ground in the markets that you serve?

Gregg Dixon

Well, the good news is distributed energy resources, by definition, are Internet connected in the sense that if it’s a machine today that has been installed, it’s almost always connected to the Internet so that it can be controlled or managed in some form or fashion, right down to the phones in our hands, obviously. In fact, the phone that may be plugged in to charge can be a distributed energy resource in the sense that we can curtail its charging. And in aggregates of hundreds of millions of phones, we can actually take a lot of power off of the grid to balance supply and demand on the grid. So that’s one simple example that I think everybody can appreciate. But there are literally hundreds of use cases of these Internet enabled machines that consume electricity, produce electricity and store electricity. We simply need to make use of our software platform to orchestrate those devices and create products that electricity markets will pay for.

Marlena Haddad

And I wanted to talk about your clients a bit as well. You have some big ones like Wal-Mart and Coca-Cola. So what portion of your overall business is made up by your largest clients and what do they stand to gain from working with Voltus?

Gregg Dixon

Sure. So we have about 600 unique customer relationships today. And as you mentioned, many of those are well known brand names that represent very large enterprise class energy consumers. In the United States, there are about 500,000 of those commercial and industrial accounts that consume a lot of energy. That’s what we note, what we call our C&I market segment. And then there’s another segment that we call DER technology partners that have aggregations of DER technology, whether it’s at commercial industrial locations or their consumers, that we can enable with our technology to bring DER’s at scale to market. So a simple example is you may have seen our recent Google Nest and Resideo announcement where we’ve deployed a first of its kind smart thermostat program, where our technology connects an aggregation of thousands, tens of thousands, even millions someday of smart thermostats that can be controlled to deliver grid services and monetized in those markets. So although today the majority of our portfolio is comprised of these large energy consumers, the C&I customer I would envision in years down the road, you’ll see that shift in our portfolio significantly toward these mass market DER’s.

Nick Clayton

And can you talk a bit about how both of those kinds of relationship scale? I mean, it looks like you have a lot of the in terms of the C&I clients that are continually connecting more and more stuff, but also on the integration clients, how do you see that rolling out?

Gregg Dixon

Sure. So once you complete an integration with a DER technology partner, it’s largely done once that first integration is complete, when you add in the example I just provided, more smart thermostats, you really don’t have to do much more work on the technology side of things. And to kind of build that out, and Google Nest has call it roughly 10 million smart thermostats in the United States today. We may deploy, I don’t know, a few thousand in this recent announcement in a small part of Pennsylvania as our initial project with them. But bringing all 10 million of those Wi-Fi thermostats onto our platform doesn’t really take that much more of a lift. It’s simply a matter of rolling out marketing programs to those consumers so that they can sign up. But once they sign their device up, it’s just automatically on the platform. And so that just kind of takes a life of itself.

Nick Clayton

Yeah. And that’s actually kind of what I wanted to get to next in terms of just the materials note that you plan on using a large portion of the proceeds of the deal towards boosting the sales force. Just sort of what is your strategy for roping in more clients and devices and adding generation and all the different connections to the grid?

Gregg Dixon

Sure. So we have a direct to market sales force, and that’s true whether we’re going after a big box retail customer in the C&I bucket of our customer segment or if it’s going after another DER technology partner like a Google Nest. That Google Nest is really a commercial customer, right? We’re not selling -- we’re not the ones selling to little old Mrs. McGillicuddy who might have the smart thermostat on her on her wall. And so our sales force essentially looks the same whether a salesperson is partnering with a DER technology company or they’re partnering with a big box retailer. And so in terms of that first element of our use of proceeds, the land and expand strategy, it’s just continuing to build out that sales team and assigning them to target accounts that -- we know of.

Nick Clayton

Great. And Voltus appears to be very much focused on growth at the moment with an eye towards having your first EBITDA positive year in 2024. But I think it’s also important to note that most of your 2022 projected revenue is already in the book. So I just want to talk about that a little bit too. And just how sticky have you found your contracts to be and how much visibility do you have into your revenue beyond this year?

Gregg Dixon

Sure. So the stickiness of our contracts isn’t really surprising. We sell $5 bills for $2, as we like to say. And as a result, we have a 100% plus customer value retention rate. What that really means is when we sign up a customer, let’s say a big box retailer, and that initial contract is for, say, 100 stores, we have a typical five-year customer contract term length. Within that five-year term, we’re going to add more stores. And within those stores we’re going to add more kilowatts or megawatts of DER. So we’ll have same store sales increases and then we’ll add more sales, and we’ll add more product on top of that, such that when the contract, the initial contract term comes due, we not only renew it at a very high rate, but we’re renewing it at a significantly higher value than the initial contract value. So that’s how that’s how that works.

And then in terms of the economics of that relationship over time because we have a five-year term length, we couple that to our knowledge of market prices. Some of the markets that we operate in have very volatile prices, and we really can’t predict over the contract term length of five years what those prices will be. But we can use history as a guide to create averages in other markets. We might have three or even five-year forward pricing assurance to know what the value of a megawatt is. But that’s the power of our platform. We manage a tremendous amount of complexity across dozens of these markets.

Marlena Haddad

And on that note, what are the barriers to entry for competitors and managing wholesale distributed energy?

Gregg Dixon

Well, when we started Voltus, part of our thesis was that these large enterprise class customers and these large DER technology partners would have their DERs, their facilities or their devices in every one of these markets. And they can’t develop the market integrations, nor would they want to on their own.

The technical complexity, the economic complexity, the regulatory complexity of these markets is extremely challenging and it’s not their business. There are nine US and Canadian power -- wholesale power markets. There’s 3300 electric utilities, 10,000 or more electricity tariffs. And so that complexity is really what our enterprise class customer and DER technology partner expects us to simplify for them. And so that’s really the beginning of our moat because we’re the only software platform integrated into all nine US and Canadian power markets, which is one of the reasons why a lot of these enterprise class customers and DER technology partners standardize on our platform. They don’t want a menagerie of software platforms where they have their devices and their DERs.

Nick Clayton

So we’ve also seen a number of SPAC deals just over the past year with crypto mining companies. One of the major concerns around crypto is just how sustainable it is with their own consumption, but the ways that they’re trying to make their grid and consumption greener as well. I understand that Voltus has played some role in that as well. Can you talk a little bit about your efforts there?

Gregg Dixon

The crypto mining industry is one of the fastest, if not the fastest growing consumer for electricity. And it catches a tremendous amount of buzz just in the investment community. But it also is quite controversial in the energy industry and really depends on where your point of view is, whether you think it is going to change humanity for the better by eliminating fiat currency, or you think it is consuming all of the excess electricity and crowding out other industries. Voltus plays a really important part in helping the crypto mining industry be the best grid citizen that it can be, which these crypto mines are very sensitive about.

They want to be great community and grid citizens and build what they call social license. And one of the ways that they do that is through our technology controlling those loads to essentially deliver the value of a battery. We call them crypto batteries in the sense that they’re perfectly flexible loads, such that if the grid needs them for reliability purposes, our technology takes their electricity demand offline instantaneously as opposed to the grid having to fire up a peaking power plant sitting there idle when they need extra power. Similarly, if the grid is experiencing high locational marginal prices, meaning the price for electricity is excessive and is saddling consumers with higher overall prices, those crypto mines are willing to reduce their electricity consumption to drive the entire grid’s cost for a megawatt hour down.

Additionally, we can curtail their loads for carbon reduction purposes such that when there’s an hour during a particular day of the week, during a particular season, when as we track carbon emissions on a real time basis, they’re willing to reduce their electricity consumption to drive that high carbon emitting power out of the market. They’re also willing to do that.

And of course, many of these crypto miners are buying nothing but renewable power. And this is an important point, because if you’re a renewables developer, you want to sell every one of the megawatt hours that your, for instance, wind turbine produces. But often those wind turbines are producing energy in the middle of the night when the wind tends to blow the strongest. But they can’t sell it because the demand for electricity may not be there. It’s known as stranded power. These crypto mines operate 24/7, 365, and they end up being great sponges for renewable energy. And so a lot of renewables developers see crypto mining as a natural partner to fund more development of renewable power.

Marlena Haddad

Got it. And your materials also mention M&A as a potential use of funds from this deal. So, is your strategy for those moves more around adding technology or accelerating your rollout into new markets, or is it something else?

Gregg Dixon

Our primary strategy we lay out as land and expand, simply doing more of what has driven our growth to date into a massive market.

The second is, of course, capturing these new DER technology partners at scales that are coming online like we couldn’t have predicted five years ago.

And the third is, of course, taking the show on the road to all of the international markets. Clamoring for the value of DERs is no differently than domestic markets. However, there are a lot of acquisition opportunities where a small regional company may have developed a book of business, a set of customers that they deliver a simple demand response program to. But they might not have technology, or they might not have capital. They might not have the talent to scale that business. And there are dozens of them out there, domestically and internationally, that when we acquire them, are very accretive to our financials. We might be able to buy them for 1 to 3 times revenue and we would triple the value of that company overnight by layering in our technology and additional value we can deliver to their customers. So we see that as being pure upside in our SPAC model and it’s not really factored into our financials.

Nick Clayton

Good. And you mentioned international there, too. It’s sort of what are the markets that you see is holding the most promise for expansion right now? I imagine the European markets are interested in whatever energy they can get right now, but I bet it’s also they have their complexity as well.

Gregg Dixon

The simple answer is every international market is great. The longer answer is today I can give you an answer and in six months, that answer will be very different in terms of which markets look the best and different still 12 months from now.

A year ago, I don’t think any of us would have predicted that Russia would invade Ukraine years ago. I don’t think any of us would have predicted that we would have a nuclear disaster at Fukushima.

There are a lot of market dynamics that shift the priority of where DER markets might look good or not so good. For instance, last week I thought Mexico didn’t look so good because they were essentially looking to renationalize their open electricity market. That happened to be voted down. And so now Mexico looks a little bit better.

But the fact is, every one of these international markets desperately needs the value of distributed energy resources to address three fundamental issues that every market is experiencing right now. The intermittency of high growth, renewable electricity, the electrification of energy, look no further than the electric vehicle, and the increasing effects of climate change. DER’s offer a unique resource that can come to market at scale quickly and cost effectively. And all international markets recognize that.

Nick Clayton

Great. And kind of moving over to the SPAC side, what would sort of the conversation like that drew you into thinking about a SPAC deal versus continued private funding versus pursuing an IPO?

Gregg Dixon

We’re a young company, we’re only five years old and we started looking at SPACs about a year ago in the March-April time frame of 2021. And I mean, I kind of say it as tongue in cheek, but you know, a year ago you could SPAC a lemonade stand and we were probably too early for an IPO. We had trailing revenues of $25 million. We were four years old. And so it’s hard for an IPO market to really price that asset.

And so a SPAC has the prospect of putting a lot of capital on the balance sheet to achieve a big mission. We built a technology. We recruited a team to win a world championship. And the combination of a strong valuation with a lot of cash on the balance sheet at the end of the process was very attractive to us from a pure offense perspective.

There’s also a defensive aspect of it. When you can SPAC a lemonade stand, you have to be very mindful of the fact that an unworthy competitor could find themselves with a couple of hundred million dollars of cash on the balance sheet and make your sledding a little more rough in the market. So I think it was a combination of offense and defense.

Marlena Haddad

And can you talk a bit about the benefits that you expect to gain from partnering with Broadscale as well as the pipe investors in this deal?

Gregg Dixon

We had gained a reputation in the energy transition market from investors that we’re a really high-quality asset, a very experienced and successful team. And we had built a technology with a superior product market fit. And that really attracted a lot of SPACs looking for a quality target.

We had the good fortune of evaluating a number of SPACs and Broadscale really stood out. They stood out for a number of reasons. First, their operating team is very deeply experienced in the energy market and that obviously in and of itself is very attractive. The second the financial partners behind Broadscale are long term investors that want to be a major part of the clean energy transition. And we got really comfortable with that through a series of intimate interactions over long discussions at dinner about where we were taking this business over the next five, ten, 20 years and why they wanted to be part of it. And so Broadscale really stood out and became the clear choice for us in choosing a SPAC merger.

In terms of the pipe, obviously the SPAC market is choppy and pipe investors are a very interesting group of investors who want to be part of that story early on. We wanted to give trust investors’ confidence that others had done deep due diligence on the deal and the company. And that’s really what pipe investors get the opportunity to do.

Marlena Haddad

And overall, what is the advantage of being publicly listed that you’re most excited to leverage?

Gregg Dixon

Well, our business is really driven by talent. It’s pretty simple. We have to grow our team very quickly. And we place a premium on world class talent. Being a public company brings a lot of notoriety. It brings a lot of scrutiny, but it attracts the kind of talent that is excited to be part of a clean energy transition that we need to be part of at a very, very big scale. And so put plainly, it’s just helping us build our team faster with world class talent.

Nick Clayton

You know, another thing that your materials note is, which is just an interesting way of thinking about this, is that sort of distributed generation is at a similar point as distributed computing was in the seventies, which seems ages ago in terms of where we are with the cloud now. Do you see there being similar kind of scaling dynamics with energy?

Gregg Dixon

Yeah. You know, you can go in a number of directions with this, but the analogy that you’re pointing out is in the seventies, the computing paradigm was essentially nothing but mainframes and dumb terminals. Unfortunately, today, most of the electricity market is characterized the same, but in the form of central power stations and what we would call dumb loads, loads that don’t have technology and intelligence on how they can interact with the grid.

But like with almost every other industry, we’ve seen a digitization. We’ve seen a distribution of that digitization. Computing obviously is a great example. There’s more power on your smartphone today than there was in the fastest mainframe computers of the seventies. And the economics of computing have dramatically been reduced. We’ve democratized and we’ve given consumers choice through these innovations and the proliferation of technology.

That hasn’t been true in electricity markets until today. And the same drivers of that paradigm shift in computing have hit electricity markets. We see the economic benefits of distributed energy resources are far superior to central power plants. We see that resilience comes from the power of a diverse network. When you have a single point of failure with a large central power plant, we obviously can compare that on a relative basis for reliability.

And then third, of course, is the cleanest megawatt is the one never built. The cleanest kilowatt hour is the one never used. If we need to build for a clean and sustainable future. Reduce, reuse, recycle has never been more important. And that’s really what distributed energy resources are about. It’s just a much more efficient, reliable and sustainable resource.

Nick Clayton

And you mentioned some of the complexity that you’re dealing with. And in some ways, that know how is your business with all the different electricity markets in the US and now you’ll be getting into some of these international ones, which will I’m sure we’ll have their own idiosyncrasies. But is there any kind of anything major that you’re sort of tracking on the kind of the regulatory side and in the changes within those markets as well that might have a positive or negative impact to how you’re doing things already?

Gregg Dixon

Well, you know, using the computing paradigm, one of the things that we benefit from is the Internet. It’s a single networking standard. And that really has been the foundation of countless innovations that have delivered staggering benefits to consumers worldwide.

Electricity markets, unfortunately, don’t have a single standard for how they operate. They’re very balkanized with byzantine rules that make quantum mechanics look simple. And what the future portends is really a simplification and standardization of those rules in order to unleash the power of innovation. That the Internet is a single worldwide standard is the basis for all innovation in computing today. And I think what we’ll see is more and more a recognition that we need to move to standard market design that allows for innovation to really flourish. And its time has come.

Nick Clayton

Well, and that was actually kind of getting to what I wanted to get to before we close off is just what do you think is the next big thing here that could really shake up things for in terms of your own rollout? Would it be some sort of actually a regulatory or a structural change that would make certain rollouts easier? Or is there something else that’s kind of coming around the bend that you’re pretty excited about?

Gregg Dixon

I don’t believe that we’re going to see innovation come from the regulatory arena per se. I don’t think what we’re going to see are -- is a political will that drives standards like I just described. I think the opposite will actually happen in the sense that consumers will realize they have a tremendous amount of power with the machines that they have purchased. It could be a smart thermostat. It could be an electric vehicle. It could be an Internet enabled refrigerator. And consumers will realize that they can actually be part of the electricity grid driving their expenses down, their electricity bill, their natural gas bill down. They can be part of making the grid more reliable. And they can control the destiny of their own sustainable, clean energy transition.

The power of that consumer and their expectation of choice because we have choice in every other market, I think will drive political decisions. Let me give you one simple example of what I mean. By the year 2030 in the United States, there will be 2 million megawatts of lithium-ion batteries in American vehicles. To put that in perspective, the entire United States peak electricity demand is 800,000 megawatts. In fact, the combined lithium-ion capacity, lithium-ion battery capacity in American vehicles by the year 2030 will be more than two times the capacity of central power stations in the United States.

Now, every one of those electric vehicles, including the one in my garage, is connected to the Internet in real time. And can be orchestrated, aggregated, and monetize to deliver grid services. And consumers will expect that they’re going to be able to do that no differently than they are with their smart thermostat. That shifts the power in these markets to consumers. I think politics will shift along with it.

Nick Clayton

Well, good to hear. It’s certainly going to be fascinating to continue to watch Voltus and especially that future of where we have basically a power plant of cars, not a power plant of power plants. It’s going to be fascinating to see. And thanks so much for being on, Gregg.

Gregg Dixon

Thanks for having us. We really appreciate it. Take care.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of Voltus, Inc. (“Voltus”), market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Broadscale Acquisition Corp. (“Broadscale”) and its management, and Voltus and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Voltus, Broadscale, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Broadscale or Voltus, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Voltus as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Voltus or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Voltus’s estimates of its financial performance; 12) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Broadscale’s securities; 13) the risk that the transaction may not be completed by Broadscale’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Broadscale; 14) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 15) inability to complete the PIPE investment in connection with the business combination; and 16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Broadscale’s amendment to its registration statement on Form S-4 (File No. 333-262287), filed with the SEC on July 1, 2022 (the “Registration Statement”) and other documents filed by Broadscale from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Broadscale nor Voltus gives any assurance that either Broadscale or Voltus or the combined company will achieve its expected results. Neither Broadscale nor Voltus undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Use of Projections

This communication may contain financial forecasts of Voltus. Neither Voltus’s independent auditors, nor the independent registered public accounting firm of Broadscale, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

In connection with the proposed transaction, Broadscale has filed with the U.S. Securities and Exchange Commission the Registration Statement, which included a preliminary proxy statement and a preliminary prospectus. After the Registration Statement has been declared effective, Broadscale will mail a definitive proxy statement /prospectus relating to the proposed transaction to its stockholders as of the record date established for voting on the proposed transactions. Broadscale’s stockholders and other interested persons are urged to carefully read the Registration Statement, including the preliminary proxy statement / preliminary prospectus, and any amendments thereto, and, when available, the definitive proxy statement/prospectus and other documents filed in connection with the proposed transaction, as these materials contain, or will contain, important information about the proposed transaction and the parties to the proposed transaction.

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The documents filed by Broadscale with the SEC also may be obtained free of charge at Broadscale’s website at https://www.broadscalespac.com or upon written request to 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

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